July 22, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Christopher Dunham
Maryse Mills-Apenteng

Re:	Williams Rowland Acquisition Corp.
Registration Statement on Form S-1, as Amended
File No. 333-257396

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Williams Rowland Acquisition Corp. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m., Eastern Time, on July 26, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Loeb & Loeb LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations under the 1933 Act, the undersigned advise that approximately 425 copies of the Preliminary Prospectus dated July 16, 2021, are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that the underwriter has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

OPPENHEIMER & CO. INC.

By:	/s/ Peter Bennett
Name:	Peter Bennett
Title:	Managing Director

[Signature Page to Underwriter’s Acceleration Request Letter]